SuperDirectories, Inc.

5337 Route 374
Merrill, NY 12955
Phone: 518-425-0320
Fax: 518-

July 25, 2014

VIA U.S. MAIL

Patrick Gilmore
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: **SuperDirectories, Inc.**
       Form 10-K for the Fiscal Year Ended September 30, 2013
       Filed January 15, 2014
       File No. 000-51533

Dear Mr. Gilmore:

At the request of the Securities and Exchange Commission we are providing this letter in response to certain comments made in the Commission's letter dated July 16, 2014 regarding Form 10-K for the Fiscal Year ended September 30, 2013 and filed on January 15, 2014. We are providing the following letter containing our responses.

Form 10-K for Fiscal Year Ended September 30, 2013

Consolidated Financial Statements

COMMENT 1:   Please amend your Form 10-K to file the audit report from your independent registered public accounting firm accompanying your financial statements for the fiscal year ended September 30, 2013 and revise to remove disclosure indicating that the financial statements are unaudited. Refer to Item 8 of Form 10-K.

RESPONSE: Due to current financial constraints, the Company is currently working with its independent registered public accounting firm to cost effectively complete the required the audit work which would include three years of audited statements up through the upcoming fiscal year ended September 30, 2014. This will include amendment of its Form 10-K for the fiscal year ended September 30, 2013 to include the audit report and remove the disclosure indicating the financial statements are unaudited.

       The Company believes this work will be completed by mid December 2014.

COMMENT 2:   Please similarly amend your September 30, 2012 Form 10-K.

RESPONSE: The audit work referred to in Comment 1 includes completion of the audit for the fiscal year ended September 30, 2012 and upon completion, the Company will file an amended Form 10-K for that period as well.

In addition, pursuant to the Commission's request, the Company confirms that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please feel free to contact me.

Sincerely,



/s/ Luke Lalonde

Luke Lalonde
President, Chief Executive Officer, and Chief Financial Officer